January 28, 1997


Mr. William A. Hustwit, CEO
Kurchatov Research Holdings, Ltd.
2809 Main Street
Irvine, CA 92714

Dear Mr. Hustwit:

      During the last year, Eurotech, Ltd. ("Eurotech") and Kurchatov Research Holdings, Ltd. ("KRH") have enjoyed a close and productive relationship wherein Eurotech has agreed to fund the commercialization of certain proven but as yet uncommercialized technologies developed in the former Soviet Union by scientists and researchers at the Institute for General and Nuclear Physics of Kurchatov Research Centre, other Institutes associated therewith, and the Euro-Asian Physical Society (the "Scientists"). At all times, Eurotech has verbally advised KRH that it would share equally all net profits derived from the commercialization, sale or licensing of any technologies developed by the Scientists or supplied by the Scientists to Eurotech or any products based thereon (such technologies and products being herein referred to as the "Technologies" and the "Products"). This letter formally recognizes and reduces to writing such understanding.

      Eurotech hereby agrees that it shall pay to KRH a sum equal to fifty percent (50%) of the net profits ("net profits" being defined as revenues less operating costs and reserves for taxes) derived from the sale, license or commercialization of any and all Technologies or Products based upon technologies developed by the Scientists and transferred to Eurotech or supplied by the Scientists to Eurotech. KRH shall be entitled to an accounting, at such reasonable times, in such reasonable manner and provided that it shall have provided Eurotech with reasonable advance written notice of its intention to undertake such accounting, for all net profits generated from such commercialization of any Technologies or Products (Eurotech shall have the right to assess and test any Technology or Product prior to agreeing to commercialize same and shall be entitled to accept for commercialization or reject any such Technology or Product as it, in its sole discretion, sees fit). The Scientists have agreed to execute a license or such other form of agreement as may be appropriate under the circumstance to vest in Eurotech the rights herein described and to effectuate the intent of the agreement between the parties.


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      Please signify your agreement with the terms hereof by countersigning this letter agreement in the space provided for such purpose below and by returning the originally executed copy hereof to Eurotech your earliest convenience.

                                        Very truly yours,
                                        EUROTECH, LTD.
                                        By: /s/ Randolph A. Graves, Jr.
                                            ----------------------------------
                                            Randolph A. Graves, Jr., President

AGREED TO AND ACCEPTED
this 28th day of January 1997, by
KURCHATOV RESEARCH HOLDINGS, LTD.


By:  /s/ William A. Hustwit
     ------------------------------
Its: Chief Executive Officer